Contact

matthew.x.tang@gmail.com

www.linkedin.com/in/matt-tang
(LinkedIn)

Top Skills

Instructional Design
E-Learning
Needs Analysis

Matthew Tang

Innovate and Create
Mooresville

Experience

Merging Traffic, Inc
Director of Strategic Operations
October 2017 - Present (3 years)

Startup Nation Ventures (SUNV)
Director of Systems
November 2017 - Present (2 years 11 months)

DM2, Research and Design
Director Enterprise Solutions
November 2012 - Present (7 years 11 months)

Lowe's Home Improvement
5 years 11 months

Performance Consultant, Technology
December 2011 - November 2012 (1 year)
Mooresville, NC

Research emerging technology for retail and workforce performance
Create prototypes of new solutions and measure their effectiveness
Oversee the design and development of new technology solutions
Develop strategies for moving new technologies from prototypes to production to adoption
Consult across the enterprise on technology as it impacts workforce performance

Manager, eLearning
November 2009 - November 2011 (2 years 1 month)
Mooresville, NC

Manage the production of computer-based learning products
Ensure high-quality products are delivered to the customer
Lead the continual improvement of product quality through changes in technology infrastructure and customer requirements

eLearning Team Lead
January 2007 - October 2009 (2 years 10 months)

Education

North Carolina State University

B.S., Computer Science · (1998 - 2002)